

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2013

Via E-mail
Edgar Ward
President and Chief Executive Officer
NutraFuels, Inc.
6601 Lyons Road
L 6 Coconut Creek, FL 33073

> **Re:    NutraFuels, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 31, 2013**
> **File No. 333-191407**

Dear Mr. Ward:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Security Ownership of Certain Beneficial Owners and Management, page 31

1.    We note your response to prior comment 5 from our letter to you dated October 24, 2013. Please expand the table to add a row which also reflects Mr. Ward's ownership of the Series A Preferred Shares as a separate class of stock. Retain the tabular entries and appropriate footnotes to explain the voting impact of those shares. See Item 403(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 44

Components and Results of Operations, page 44

2.      We note the revised disclosure on pages 44 and 45 of your amended filing.  The revised
        disclosure does not appear to clearly explain the changes in each line item of your
        statements of operations for each of the periods presented in your filing.  As an example,
        you do not provide the comparison of prices and volumes of products sold during each
        period as we had requested in prior comment 8 from our letter to you dated October 24,
        2013.  Likewise, expense lines should be compared and clearly explained.  Please revise
        your disclosure accordingly.

Market for Common Equity and Related Stockholder Matters, page 49

Reports to Shareholders, page 50

3.      Please provide all the information that Item 101(h)(5)(i) and Item 101(h)(5)(iii) of
        Regulation S-K require.  We note the revisions you made in response to the last bullet
        point of prior comment 2 from our letter to you dated October 24, 2013.

Executive Compensation, page 51

4.      In response to prior comment 9, you state that you issued 1,000 shares of the Series A
        Preferred Shares to Mr. Ward for his services rendered "in connection with our
        conversion from a limited liability company to a Florida corporation."  Please revise the
        summary compensation table to reflect such shares as compensation.  Also, despite the
        first sentence of your response to prior comment 9, the disclosure at page 63 continues to
        refer to an issuance of preferred shares to Mr. Ward on December 3, 2012.  Please revise
        or advise.

Financial Statements for the Fiscal Years Ended December 31, 2012 and 2011

General

5.      Your response to prior comment 12 states that you have updated your auditor's consent.
        Please ensure that all future amendments to your filing include a currently dated auditor's
        consent.

6.      Please review your financial statements for clerical accuracy.  For example, the operating
        expenses presented as part of your statements of operations on page 56 do not appear to
        sum to the subtotal presented.

Financial Statements for the Period Ended June 30, 2013

Note 2 – Going Concern

7.      You state here the losses for the three and six month periods ended June 30, 2013, but those numbers do not appear to match the losses reflected on your statements of operation.  Please revise as necessary for consistency.

Exhibits, page 74

8.      Please provide us with your analysis as to why any agreements with Alpine Distributors and Core-Mark Holding Company are not material agreements which must be filed pursuant to Item 601(b)(10) of Regulation S-K.  If you have no agreements with either distributor, please provide clarifying disclosure in that regard.  Also explain to us why you previously indicated that McLane Company was one of the two "national distributors," but now you refer to Alpine Distributors instead.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandra Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Attorney-Adviser, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc:     Brenda Hamilton